UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

ESH HOSPITALITY, INC.

EXTENDED STAY AMERICA, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share of Extended Stay America, Inc. and

Class B Common Stock, par value $0.01 per share, of ESH Hospitality, Inc.,

which are attached and trade together as a Share

(Title of Class of Securities)

30224P 20 0**

(CUSIP Number)

A.J. Agarwal

The Blackstone Group LP

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	This CUSIP number pertains to the ESH Hospitality, Inc.’s Paired Shares, each representing one share of Class B common stock, par value $0.01 per share, of ESH Hospitality, Inc. together with one share of common stock, par value $0.01 per share, of Extended Stay America, Inc., which are attached and trade as a single unit (a “Paired Share”).

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.A-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,743,862
	9	SOLE DISPOSITIVE POWER 8,743,862
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,743,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.B-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,859,861
	9	SOLE DISPOSITIVE POWER 8,859,861
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.C-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,950,676
	9	SOLE DISPOSITIVE POWER 2,950,676
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,950,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners (AIV) VI-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 59,584
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 59,584
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.TE.1-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,615,178
	9	SOLE DISPOSITIVE POWER 5,615,178
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,615,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.TE.2-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,070,866
	9	SOLE DISPOSITIVE POWER 12,070,866
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,070,866
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.F-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,216,322
	9	SOLE DISPOSITIVE POWER 9,216,322
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,216,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Holdings VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,243
	9	SOLE DISPOSITIVE POWER 145,243
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,243
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Associates VI-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 47,516,349
	9	SOLE DISPOSITIVE POWER 47,516,349
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,516,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS BREP VI Side-by-Side GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,243
	9	SOLE DISPOSITIVE POWER 145,243
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,243
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS BREA VI-ESH L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 47,516,349
	9	SOLE DISPOSITIVE POWER 47,516,349
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,516,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 47,661,592
	9	SOLE DISPOSITIVE POWER 47,661,592
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,661,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 47,661,592
	9	SOLE DISPOSITIVE POWER 47,661,592
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,661,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 47,661,592
	9	SOLE DISPOSITIVE POWER 47,661,592
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,661,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS THE BLACKSTONE GROUP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 47,661,592
	9	SOLE DISPOSITIVE POWER 47,661,592
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,661,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS BLACKSTONE GROUP MANAGEMENT L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 47,661,592
	9	SOLE DISPOSITIVE POWER 47,661,592
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,661,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 30224P 20 0

1	NAMES OF REPORTING PERSONS STEPHEN A. SCHWARZMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 47,661,592
	9	SOLE DISPOSITIVE POWER 47,661,592
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,661,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

EXPLANATORY NOTES:

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the Paired Shares, issued by Extended Stay America, Inc., a Delaware corporation (“ESA”) and ESH Hospitality, Inc., a Delaware corporation, (“ESH REIT” and together with ESA, the “Issuers”), and amends the initial statement on Schedule 13D filed on June 10, 2014 (the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 have the same meanings ascribed to them in the Schedule 13D.

Each of ESA, the Blackstone Entities (collectively, “Blackstone”), Centerbridge Entities (collectively, “Centerbridge”), and Paulson Entities (collectively, “Paulson”), listed in Item 4 of the Schedule 13D (Blackstone, Centerbridge and Paulson, collectively, the “Sponsors”), is a party to a Stockholders’ Agreement, dated as of November 18, 2013 (the “Stockholders’ Agreement”) that is described in Item 4 of the Schedule 13D. Given the terms of the Stockholders’ Agreement, as of the date hereof, ESA and each of the Sponsors and certain of their respective affiliates may be deemed to be a member of a group that beneficially owns 142,984,774 Paired Shares, or 69.9% of the outstanding Paired Shares, 250,303,494 Class A Shares of ESH REIT, or 100% of the outstanding Class A Shares, which are convertible into 250,303,494 Class B Shares of ESH REIT, or 55% of all Class B Shares (in each case, calculated in accordance with Rule 13d-3(d) under the Act) and 21,105 shares of Series A Preferred Stock of ESA.

Item 4. Purpose of Transaction.

Item 4 shall be amended by deleting the title of the section “Proposed Secondary Offering” and the first two paragraphs thereunder and replacing them with the following:

Secondary Offering

On June 10, 2014, the Issuers filed a joint registration statement contemplating the sale by each of the Sponsors of Paired Shares totaling, together with Paired Shares sold by the other Sponsors, in the aggregate 21,000,000 Paired Shares, assuming no exercise of the underwriters’ over-allotment option. On August 6, 2014, the Issuers and Sponsors entered into an underwriting agreement (the “Underwriting Agreement” with the underwriters names therein (the “Underwriters”). Pursuant to the Underwriting Agreement, the Sponsors sold in the aggregate 24,150,000 Paired Shares, including 3,150,000 Paired Shares sold pursuant to the Underwriters’ over-allotment option to purchase additional shares. The shares were sold at the $21.75 public offering price per Paired Share, less the underwriting discount of $0.6525 per Paired Share. The sale of the Paired Shares pursuant to the Underwriting Agreement closed on August 12, 2014.

References to and descriptions of the Stockholders’ Agreement, Registration Rights Agreement and Underwriting Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Stockholders’ Agreement, Registration Rights Agreement and Underwriting Agreement, which have been filed as Exhibits C, D and E, respectively, hereto and incorporated by reference herein.

Lock-Up Agreements

In connection with the secondary offering described herein, the Issuers, the Issuer’s executive officers and directors and the Sponsors have agreed with the Underwriters, subject to specified exceptions, not to sell, dispose of or hedge any of the Paired Shares or securities convertible into or exchangeable for Paired Shares, for a period of 90 days after August 6, 2014 (except with respect to 20% of each director’s and officer’s Paired Shares, the sale, disposal and hedging of which will be prohibited for 45 days after August 6, 2014) except with the prior written consent of J.P. Morgan Securities LLC.

The 90-day restricted period and the 45-day restricted period, as applicable, described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the applicable restricted period, the Issuers issue an earnings release or material news or a material event relating to the Issuers occur; or

•	prior to the expiration of the applicable restricted period, the Issuers announce that they will release earnings results during the 16-day period beginning on the last day of the 90-day or the 45-day period, as applicable, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

References to and descriptions of the lock-up agreement set forth above in this Item 4 does not purport to be complete and are qualified in their entirety by reference to the full text of the lock-up agreement, a form of which has been filed as Exhibit F hereto and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated as follows:

The information set forth or incorporated in Items 2, 3, 4, and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) – (b) Calculations of the percentage of shares of Common Stock beneficially owned assumes that there are a total of 204,699,983 Paired Shares outstanding, which is the number of Paired Shares outstanding as of June 30, 2014 as reported by the Issuers’ in the Form S-1/A filed by them on August 4, 2014.

The aggregate number and percentage of the Paired Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Paired Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Such amount excludes shares subject to the Stockholders’ Agreement held by the other Sponsors and ESA as described above and in Item 6 of this Schedule 13D, which Item is incorporated by reference herein.

As of the date hereof, 8,743,862 Paired Shares are directly held by Blackstone Real Estate Partners VI.A-ESH L.P.; 8,859,861 Paired Shares are directly held by Blackstone Real Estate Partners VI.B-ESH L.P.; 2,950,676 Paired Shares are directly held by Blackstone Real Estate Partners VI.C-ESH L.P.; 59,584 Paired Shares are directly held by Blackstone Real Estate Partners (AIV) VI-ESH L.P.; 5,615,178 Paired Shares are directly held by Blackstone Real Estate Partners VI.TE.1-ESH L.P.; 12,070,866 Paired Shares are directly held by Blackstone Real Estate Partners VI.TE.2-ESH L.P.; 9,216,322 Paired Shares are directly held by Blackstone Real Estate Partners VI.F-ESH L.P. and 145,243 Paired Shares are directly held by Blackstone Real Estate Holdings VI L.P.

In addition, as of the date hereof, 1,290 shares of Series A Preferred Stock of ESA (“Series A Preferred Shares”) are directly held by Blackstone Real Estate Partners VI.A-ESH L.P.; 1,307 Series A Preferred Shares are directly held by Blackstone Real Estate Partners VI.B-ESH L.P.; 436 Series A Preferred Shares are directly held by Blackstone Real Estate Partners VI.C-ESH L.P.; 9 Series A Preferred Shares are directly held by Blackstone Real Estate Partners (AIV) VI-ESH L.P.; 829 Series A Preferred Shares are directly held by Blackstone Real Estate Partners VI.TE.1-ESH L.P.; 1,783 Series A Preferred Shares are directly held by Blackstone Real Estate Partners VI.TE.2-ESH L.P.; 1,359 Series A Preferred Shares are directly held by Blackstone Real Estate Partners VI.G-ESH L.P. and 21 Series A Preferred Shares are directly held by Blackstone Real Estate Holdings VI L.P.

The general partner of each of the Partnerships (other than Blackstone Real Estate Holdings VI L.P.) and Blackstone Real Estate Partners VI.G-ESH L.P. is Blackstone Real Estate Associates VI-ESH L.P. The general partner of Blackstone Real Estate Holdings VI L.P. is BREP VI Side-by-Side GP L.L.C.

The general partner of Blackstone Real Estate Associates VI-ESH L.P. is BREA VI-ESH L.L.C. The managing member of BREA VI-ESH L.L.C. and sole member of BREP VI Side-by-Side GP L.L.C. is Blackstone Holdings III L.P.

The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the Partnerships, to the extent it directly holds Paired Shares reported on this Schedule 13D) is the beneficial owner of the Paired Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) The Reporting Persons sold the following shares pursuant to the Underwriting Agreement on August 12, 2014 at the $21.75 public offering price per Paired Share, less the underwriting discount of $0.6525 per Paired Share:

Reporting Person	Number of Paired Shares Sold
Blackstone Real Estate Partners VI.A-ESH L.P.	1,470,240
Blackstone Real Estate Partners VI.B-ESH L.P.	1,489,572
Blackstone Real Estate Partners VI.C-ESH L.P.	501,058
Blackstone Real Estate Partners (AIV) VI-ESH L.P.	10,019
Blackstone Real Estate Partners VI.TE.1-ESH L.P.	954,031
Blackstone Real Estate Partners VI.TE.2-ESH L.P.	2,050,865
Blackstone Real Estate Partners VI.F-ESH L.P.	1,549,538
Blackstone Real Estate Holdings VI L.P.	24,677

Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Paired Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

As of the date of this Schedule 13D, other than as otherwise disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuers, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The information in Item 4 and Item 5 of this Schedule 13D is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended by adding the following:

Exhibit E	Underwriting Agreement, dated August 6, 2014, among the Issuers and Sponsors (filed as Exhibit 1.1 to the Issuers’ Amendment No. 1 to Form S-1 (File No. 333-196647) filed August 4, 2014, and incorporated herein by reference).

Exhibit F	Form of Lock-up Agreement (Exhibit A to Exhibit 1.1 to the Issuers’ Amendment No. 1 to Form S-1 (File No. 333-196647) filed August 4, 2014 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2014

Blackstone Real Estate Partners VI.A-ESH L.P.

By: Blackstone Real Estate Associates VI-ESH L.P., its general partner
By: BREA VI-ESH L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley Title: Chief Legal Officer

Blackstone Real Estate Partners VI.B-ESH L.P.

By: Blackstone Real Estate Associates VI-ESH L.P., its general partner
By: BREA VI-ESH L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley Title: Chief Legal Officer

Blackstone Real Estate Partners VI.C-ESH L.P.

By: Blackstone Real Estate Associates VI-ESH L.P., its general partner
By: BREA VI-ESH L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley Title: Chief Legal Officer

Blackstone Real Estate Partners (AIV) VI-ESH L.P.
By: Blackstone Real Estate Associates VI-ESH L.P., its general partner By: BREA VI-ESH L.L.C., its general partner
By:	/s/ John G. Finley
Name: John G. Finley Title: Chief Legal Officer
Blackstone Real Estate Partners VI.TE.1-ESH L.P.
By: Blackstone Real Estate Associates VI-ESH L.P., its general partner By: BREA VI-ESH L.L.C., its general partner
By:	/s/ John G. Finley
Name: John G. Finley Title: Chief Legal Officer
Blackstone Real Estate Partners VI.TE.2-ESH L.P.
By: Blackstone Real Estate Associates VI-ESH L.P., its general partner By: BREA VI-ESH L.L.C., its general partner
By:	/s/ John G. Finley
Name: John G. Finley Title: Chief Legal Officer
Blackstone Real Estate Partners VI.F-ESH L.P.
By: Blackstone Real Estate Associates VI-ESH L.P., its general partner By: BREA VI-ESH L.L.C., its general partner
By:	/s/ John G. Finley
Name: John G. Finley Title: Chief Legal Officer

Blackstone Real Estate Holdings VI L.P.
By: BREP VI Side-by-Side GP L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

Blackstone Real Estate Associates VI-ESH L.P.
By: BREA VI-ESH L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BREP VI Side-by-Side GP L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BREA VI-ESH L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

THE BLACKSTONE GROUP L.P.
By: Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

STEPHEN A. SCHWARZMAN

By:	/s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman

EXHIBIT INDEX

The Exhibit Index is hereby amended by adding the following:

Exhibit E	Underwriting Agreement, dated August 6, 2014, among the Issuers and Sponsors (filed as Exhibit 1.1 to the Issuers’ Amendment No. 1 to Form S-1 (File No. 333-196647) filed August 4, 2014, and incorporated herein by reference).

Exhibit F	Form of Lock-up Agreement (Exhibit A to Exhibit 1.1 to the Issuers’ Amendment No. 1 to Form S-1 (File No. 333-196647) filed August 4, 2014 and incorporated herein by reference).